Exhibit 99.5

For Immediate Release	May 14, 2008

CHALLENGER ENERGY CORP. RELEASES FIRST QUARTER 2008 FINANCIAL RESULTS AND
REPORTS PROGRESS IN TRINIDAD DRILLING

CALGARY, ALBERTA, CANADA–(Marketwire – May 14, 2008) – Challenger Energy Corp. (“Challenger Energy”) (TSXV:CHQ)(AMEX:CHQ) is pleased to announce the release of its first quarter 2008 financial results and drilling updates on the ‘Bounty’ well in Trinidad. The Bounty well has now been drilled to a depth of approximately 14,415 feet (subsea). The Bounty well spudded on February 20, 2008 and is the second of three exploration wells to be drilled on Block 5(c), offshore Trindidad. The Bounty well is expected to be drilled and evaluated to a total depth of 18,000 feet subsea, which is expected to be reached in June 2008.

FIRST QUARTER 2008 FINANCIAL RESULTS

As at March 31, 2008, Challenger Energy was debt free,cash on hand was $13.6 million, and working capital was $9.4 million. As at March 31, 2008, Challenger Energy has funded $35.8 million towards its exploration activities in Trinidad and Tobago and has accrued an additional $4.2 million in obligations on drilling and testing work completed to March 31, 2008 on the Block 5(c) exploration program. The “Management’s Discussion and Analysis” and financial statements for the quarter ended March 31, 2008, can be viewed in its entirety on SEDAR (System for Electronic Document Analysis and Retrieval, www.sedar.com).

DRILLING IN TRINIDAD

The Bounty well has now been drilled to a depth of approximately 14,415 feet (subsea) and is expected to reach its target total depth (“TD”) of approximately 18,000 feet in June 2008. Current operations on the well include running and cementing 9-7/8” casing, and completion of various preparatory operations prior to drilling the next and final section of the well.

The Bounty well is the second of three wells being drilled on Block 5(c) located approximately sixty miles east of the coast of Trinidad in water depths of approximately 1,000 feet. The Bounty well follows the successful drilling and extensive production testing of the nearby “Victory” natural gas and condensate discovery well, also located on Block 5(c). The series of three wells located on the Block 5(c) are targeting three separate structures that management believes potentially contains over four tcf of undiscovered resources of natural gas.

Challenger is participating in the initial exploration program on Block 5(c) by paying one-third of the costs of the initial three wells to earn a 25% interest in the production sharing contract covering Block 5(c).

The Annual General Meeting of Shareholders of the Company will be held on June 26, 2008 at 2:30 pm-MST, in the Viking Room, Calgary Petroleum Club, 319-5th Avenue SW, Calgary, Alberta. All shareholders are encouraged to attend; those unable to do so are requested to sign and return the proxy form which will be mailed to them.

GOING CONCERN QUALIFICATION

As required by the American Stock Exchange rules, the Company additionally discloses that the independent accountanting firm’s opinion accompanying its audited financial statements for the year ended December 31, 2007, which were filed with the Company’s Form 6-K with the SEC on March 27,2008, contains a going concern qualification. The Company received a similar qualification relating to its financial statements for the year ended December 31, 2006. This announcement is made in compliance with with Sections 401(h) and 610(b) of the American Stock Exchange Guide, which requires listed companies to make public announcements disclosing the receipt of an audit opinion that contains a going concern qualification.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Dan MacDonald, CEO and President

Phone:  (403) 503-8810

Fax:      (403) 503-8811

www.challenger-energy.com

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may relate to current past or future production, development(s), testing, well test results, project start-ups and future capital spending. Current, past and/or future actual results and/or reported results, estimates, projections, interpretations, prognoses, well results, test results, reserves, production, resource and/or resource potential, development(s), project start-ups, and capital spending, plans and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release may contain the reference to the terms discovery, reserves and/or resources or resource potential which are those quantities estimated to be contained in accumulations. There is no certainty that any portion of these accumulations or estimated accumulations in this news release may not change materially; and that, if discovered, in this or any other discovery, the accumulations or estimated accumulations may not be economically viable or technically feasible to produce. This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.